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Laura Haines · 3rd

Chief Product Officer & Board Member (ex Canva, Skyscanner and Typeform)

Sydney, New South Wales, Australia · Contact info

500+ connections

Famous

Experience

Famous
2 mos

Chief Product Officer
Full-time
Oct 2021 – Present · 1 mo
Australia

Executive Board Member
Full-time
Sep 2021 – Present · 2 mos
Australia

Executive Board Member
WedFun App · Part-time
Aug 2021 – Present · 3 mos
California, United States

Canva
2 yrs 6 mos

GM Global Partnerships and Products
Full-time
Mar 2020 – Sep 2021 · 1 yr 7 mos
Sydney, Australia

Transformed two business units to drive revenue growth to 300% and overall business growth to 130%

Oversees the entire group product and partner portfolio. Responsible for setting th ...see more

Product Leader
Apr 2019 – Sep 2021 · 2 yrs 6 mos

Transformed the Marketing and Engagement Teams to drive cross funnel growth from 30% to 130% YoY

Working with the founders and providing leadership to cross-functional teams. Dri\ ...see more

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Typeform.com
1 yr 1 mo

Director of Product Management
Oct 2018 – Apr 2019 · 7 mos
Barcelona, Catalonia, Spain

Led the business through a key inflection point including hiring a CPO. Defined the product vision, strategy and goals and managing the Product Development organisation including execution

...see more

Head Of Product Management
Apr 2018 – Oct 2018 · 7 mos
Barcelona, Catalonia, Spain

Skyscanner
4 yrs 6 mos

Regional Product Lead
Mar 2016 – Apr 2018 · 2 yrs 2 mos
Miami

Managing the entire product line life cycle in all Regional Product from strategic planning to tactical activities, playing a key part in accelerating the markets. Working across commercial, marketing and product to obtain product market fit and experiment to uncover growth levers. Determining the regional product roadmap and strategy for AMER, APAC and EMEA ...see more

Americas Lead
Jul 2015 – Mar 2016 · 9 mos
Miami

Leveraging project management skills along with Agile Coaching knowledge to help teams perform at a high level. Utilizing such techniques as Theory of Constraints I help teams and areas of the business optimize their processes, remove bottlenecks and accelerate their delivery. ...see more

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Education

Glasgow Caledonian University
BSc. (Hons), Software Engineering, 1st Class
2006 – 2010

Licenses & certifications

Certified Professional Agile Coaching ICP-ACC
ICAgile
Issued Nov 2015 · No Expiration Date